Pursuant to 17 CFR 240.24b-2, confidential information has been omitted in places marked "[ * * * ]" and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502
August 12, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

Subsequent to and in result of discussions on the July 8 and July 9, 2014 conference calls between the Securities and Exchange Commission (the “Staff”) and PDL BioPharma, Inc. (“PDL” or the “Company”), the Company further evaluated the appropriate accounting treatment and the application of U.S. GAAP to the transaction between Depomed, Inc. (“Depomed”) and the Company (the “Transaction”), as accomplished by the Royalty Purchase and Sale Agreement on October 18, 2013 (the “Agreement”). We have concluded and are asserting the following:

•	The Transaction represents the purchase of a financial asset that represents one unit of accounting;

•	We are electing to adopt the fair value option in accounting and reporting for this asset on acquisition;

•	The asset will be reported as a long-term asset on our consolidated balance sheet;

•	The change in the estimated fair value of this asset each reporting period will be shown on a single caption within total revenues on our consolidated statement of income;

•	The purchase of this asset will be reported as an investing activity in our consolidated statements of cash flows;

•
The revenue recognized each period related to this asset will be reported as an adjustment to net income in order to determine net cash provided by (used in) operating activities in our consolidated statements of cash flows. Actual cash received will be reported as an investing cash inflow in our consolidated statements of cash flows, separate from cash used in investing activities to purchase the asset in 2013.

In a submission dated August 10, 2014, we have sought confirmation with the Office of the Chief Accountant that the Staff would not take exception to the proposed accounting treatment as outlined above. In anticipation of and provided that no exception is taken to the proposed accounting by the Office of the Chief Accountant, we have performed the following analysis.

As per the ASC 250-10-20 glossary an “Error in Previously Issued Financial Statements” is defined as “An error in recognition measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of U.S. generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

We have concluded that the proposed accounting for the Transaction, which is a change from the previous application of GAAP, represents the correction of an error.

To determine the needed correction, we have performed the following analysis:

Issue:
Is the identified error in the initial accounting for and subsequent measurement of the Transaction, after consideration of both quantitative and qualitative factors, including those described in Staff Accounting Bulletin Topics 1-M and 1-N, material to: 1) the Company’s consolidated financial statements for the year ended December 31, 2013, 2) the condensed consolidated financial statements for the quarterly period ended March 31, 2014, and 3) the projected results for the year ending December 31, 2014? Further, is the impact of correcting the cumulative effect of this error in the quarter ended June 30, 2014 material to that period?

Conclusion:
After considering both the quantitative and qualitative impacts of the error, both the Company and its Audit Committee of the Board of Directors have concluded that the identified error is not quantitatively or qualitatively material to: 1) the Company’s consolidated financial statements filed with the SEC for the year-ended December 31, 2013, 2) the Company’s condensed consolidated financial statements filed with the SEC for the three month period ended March 31, 2014 as to require the restatement of those periods. We have further concluded that the effect of correcting this error on our condensed consolidated financial statements for the quarter ended June 30, 2014, and on our projected results for the full year ending December 31, 2014, is not material. Hence, we will record the cumulative correcting adjustments in our June 30, 2014 condensed consolidated financial statements along with the required disclosures describing the effects of these adjustments to all effected periods.

Basis for Conclusion
The Company assessed the materiality of the error in accordance with SAB 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 99 and SAB 108 focus on both the quantitative and qualitative factors in assessing the materiality of misstatements.

Quantitative Considerations
In considering whether the impact of the error is considered material to the periods in which the error occurred or in the period in which the error is to be corrected, we prepared an analysis of the impacts of the error to the effected periods, both in terms of dollar impact and percentage impact to all effected financial statement line items.

We evaluated the nature of the differences noted, giving consideration to the following:

1.	The financial statement line item is either being added or removed as a result of correcting the error.

2.	Certain amounts on the balance sheets and the statements of cash flows are being reclassified between financial statement line items as a result of correcting the error.

3.
Certain impacted financial statement lines are not material to the consolidated or condensed financial statements taken as a whole, and therefore a change greater than 10% in some instances may still be considered immaterial, if appropriate

4.
With respect to Q1 2014 and Q2 2014, the impact of both the 2013 and Q1 2014 errors and the correction of these errors in Q2 2014 is compared to the three months ended June 2014. The effect of correcting the 2013 error in the second quarter ended June 30, 2014 is also evaluated when compared to our forecasted full year 2014 results of operations and financial position.

Management believes that the following operating financial statement metrics are most important to management, its Audit Committee of the Board Directors, its shareholders, its noteholders, and other users (i.e. investors) of its consolidated financial statements in assessing the performance of the Company:

1.
Revenue - total revenues consist of both the licensing of the Queen et al. patents and the other revenue generating assets. This key metric is the only item for which the Company provides guidance to analysts and is the primary focus of analysts’ expectations. Management believes that differences in total revenues from amounts historically reported to amounts as corrected are most critical to our evaluation of the materiality of the error.

2.
Net income - we consider this a key indicator of the Company’s ability to continue to service its outstanding debt and to pay dividends to its shareholders. Currently the Company pays $0.15/share dividends per quarter ($0.60/share per annum). With approximately 160 million shares outstanding, approximately $96 million per year is required to sustain dividends at this level. We do not provide analysts guidance on net income or any per share amounts.

We evaluated the errors on every affected financial statement caption. To do so we began by establishing a preliminary threshold for quantitative materiality as it relates to our consolidated statements of income, then take into account the qualitative considerations noted below. For 2013 and 2014, we begin our evaluation with the consideration that any change in previously reported total revenues or net income approximating $10 million may be material. We then considered a number of qualitative factors as listed in Qualitative Considerations later in this letter.

The following tables provide an analysis of the impact of the error to the: 1) reported results for the year-ended December 31, 2013, 2) reported results for the quarter ended March 31, 2014, 3) the correction of the error relative to the to be filed results for the quarter and six month periods ended June 30, 2014, and 4) the correction of the error relative to the anticipated results for the year ending December 31, 2014. A change of 5% or greater for all affected financial statement captions, as a result of the error or the correction of the error is assessed and explanation is provided. However, our materiality threshold is primarily linked to items that affect either of the two significant metrics (Revenue and Net Income) as noted above.

Fiscal 2013 considerations
The following tables summarizes the impact to the consolidated income statement, balance sheet and statement of cash flow line items impacted by the error for the year-ended December 31, 2013.

Amounts in 000's	2013 As filed	Adjustment	2013 As corrected		% change
Income Statement
Revenues:
Royalties from Queen et al. patents	$441,421	$(11,202)	$430,219		-2.5%
Royalty rights - change in fair value	—	11,392	11,392	A	100.0%
License and other	1,500	—	1,500		0.0%
Total revenues	442,921	190	443,111		0.0%
Operating expenses:
Cost of royalty revenues	(5,637)	5,637	—	A	-100.0%
General and administrative	(29,755)	(814)	(30,569)		2.7%
Total operating expenses	(35,392)	4,823	(30,569)	B	-13.6%
Operating income	407,529	5,013	412,542		1.2%
Non-operating income (expense):
Total non-operating income (expense)	(5,653)	—	(5,653)		0.0%
Income before taxes	401,876	5,013	406,889		1.2%
Income tax expense	(137,346)	(1,829)	(139,175)		1.3%
Net income	$264,530	$3,184	$267,714		1.2%

Net income per share
Basic	$1.89	$0.02	$1.91		1.1%
Diluted	$1.66	$0.02	$1.68		1.2%

Amounts in 000's	2013 As filed	Adjustment	2013 As corrected		% change
Balance Sheet Accounts Impacted
Assets
Royalty rights - at fair value	$—	$240,690	$240,690	C	100.0%
Intangible assets, net	$235,677	$(235,677)	$—	C	-100.0%
Total assets	$543,955	$5,013	$548,968		0.9%
Liabilities and Stockholders' Equity
Current liabilities:
Accrued Income tax	$—	$1,829	$1,829	D	100.0%
Total current liabilities	$407,424	$1,829	$409,253		0.4%
Total liabilities	$430,466	$1,829	$432,295		0.4%
Total stockholders' equity	$113,489	$3,184	$116,673		2.8%
Total liabilities and stockholders' equity	$543,955	$5,013	$548,968		0.9%

Amounts in 000's	2013 As filed	Adjustment	2013 As corrected		% change
Statement of Cash Flows
Cash flows from operating activities:
Net Income	$264,530	$3,184	$267,714		1.2%
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible asset	$5,637	(5,637)	$—	E	-100.0%
Change in fair value of royalty rights - at fair value	$—	(11,392)	$(11,392)	E	100.0%
Changes in assets and liabilities:
Accrued Income Taxes	$—	1,829	$1,829	E	100.0%
Net cash provided by operating activities	$270,890	$(12,016)	$258,874		-4.4%

Cash flows from investing activities:
Purchase of intangible assets	$(241,314)	$241,314	$—	E	-100.0%
Purchase of royalty rights	$—	(241,314)	$(241,314)	E	100.0%
Proceeds from royalty rights - at fair value	$—	12,016	$12,016		100.0%
Net cash used in Investing Activities	$(297,985)	$12,016	$(285,969)	E	-4.0%

A	Changes represent the addition or removal of entire line item. This absolute dollar change is below our materiality threshold.

B
Change is the result of the removal of the entire cost of the royalty revenues line item as well as the expensing of previously capitalized transaction costs ($814 thousand). As shown in the graphs below, the change does not have a material impact on trends in operating expenses incurred. Further, the change in operating income of 13.6% results in a change in net income of 1.2% which is below our materiality threshold.

C	These changes represent the addition or removal of the entire line item. As a result of the adjustment, the classification of the recorded asset does not change.

D	Change is immaterial due to the size of the line item both pre- and post- adjustment.

E
These changes represent the addition or removal of the entire line item. These changes are the result of the change in description of and the accounting for the underlying asset acquired. Net changes to cash flows are $0. The Company, the Audit Committee of the Board of Directors, its shareholders, noteholders and other users are focused on the Company’s ability to service the Company’s debt and to continue to pay quarterly dividends and do not assess the Company’s performance based on operating cash flow metrics. As there is no impact on total cash flows for the period, these changes are not considered material.

Fiscal 2014 considerations
The following table summarizes the impact to the consolidated income statement line items affected by the error for the projected results for the year ending December 31, 2014. As the error will be corrected in the Company’s second quarter ended June 30, 2014, the balance sheet and statement of cash flows as of and for the year ending December 31, 2014 will be correct as reported.

Amounts in 000's		Q2'2014 prior to 2013 and Q1 2014 adjustments + projected 2014		Correction of Prior Period Errors		Q2 2014 As corrected + Projected 2014				% change
Income Statement
Revenues:
Royalties from Queen et al. patents	[	* * *	]	$(48,752)	[	* * *	]	A	[	* * *	]
Royalty rights - change in fair value	[	* * *	]	47,943	[	* * *	]	A	[	* * *	]
License and other	[	* * *	]	—	[	* * *	]		[	* * *	]
Total revenues	[	* * *	]	(809)	[	* * *	]	A	[	* * *	]
Operating expenses:
Cost of royalty revenues	[	* * *	]	11,931	[	* * *	]	B	[	* * *	]
General and administrative	[	* * *	]	(814)	[	* * *	]		[	* * *	]
Total operating expenses	[	* * *	]	11,117	[	* * *	]	B	[	* * *	]
Operating income	[	* * *	]	10,308	[	* * *	]		[	* * *	]
Non-operating income (expense):
Total non-operating income (expense)	[	* * *	]	—	[	* * *	]		[	* * *	]
Income before taxes	[	* * *	]	10,308	[	* * *	]		[	* * *	]
Income tax expense	[	* * *	]	(3,761)	[	* * *	]		[	* * *	]
Net income	[	* * *	]	$6,547	[	* * *	]		[	* * *	]

Net income per share
Basic	[	* * *	]	$0.04	[	* * *	]		[	* * *	]
Diluted	[	* * *	]	$0.04	[	* * *	]		[	* * *	]

A	Change represents the reclassification from one caption to another. This affect in total revenues is below our materiality threshold.

B
Change is primarily the result of the removal of the entire cost of royalty revenues line item. This change includes $814 thousand which represents the expensing of previously capitalized transaction costs. As shown under Qualitative Considerations and the graphs below, the change does not have a material impact on trends in total revenues or net income. Further, the change in operating income of 34.9% results in a change in net income of 1.9%, or $6.4 million, which is below our materiality threshold.

Q1 2014 considerations
The following tables summarize the impact to the condensed consolidated income statement, balance sheet and statement of cash flow line items impacted by the error for the quarter ended March 31, 2014.

Amounts in 000's	Q1'2014 As Filed	Adjustments	Q1 2014 As corrected		% change
Income Statement
Revenues:
Royalties from Queen et al. patents	$139,664	$(23,637)	$116,027	A	-16.9%
Royalty rights - change in fair value	—	25,306	25,306	A	100.0%
License and other	—	—	—		0.0%
Total revenues	139,664	1,669	141,333		1.2%
Operating expenses:
Cost of royalty revenues	(11,931)	11,931	—	B	-100.0%
General and administrative	(4,582)	(814)	(5,396)	C	17.8%
Total operating expenses	(16,513)	11,117	(5,396)		-67.3%
Operating income	123,151	12,786	135,937	C	10.4%
Non-operating income (expense):
Total non-operating income (expense)	(7,547)	—	(7,547)		0.0%
Income before taxes	115,604	12,786	128,390		11.1%
Income tax expense	(42,721)	(4,665)	(47,386)	C	10.9%
Net income	$72,883	$8,121	$81,004	C	11.1%

Net income per share
Basic	$0.48	$0.05	$0.53		10.4%
Diluted	$0.44	$0.05	$0.49		11.4%

Amounts in 000's	Q1'2014 As reported	Adjustments	Q1 2014 As corrected		% change
Balance Sheet Accounts Impacted
Assets
Royalty rights - at fair value	$—	$236,532	$236,532	A	100.0%
Intangible assets, net	$223,746	$(223,746)	$—	A	-100.0%
Total assets	$852,579	$12,786	$865,365		1.5%
Liabilities and Stockholders' Equity
Current liabilities:
Accrued Income tax	$5,335	$4,665	$10,000	C	87.4%
Total current liabilities	$344,971	$4,665	$349,636		1.4%
Total liabilities	$650,365	$4,665	$655,030		0.7%
Total stockholders' equity	$202,214	$8,121	$210,335		4.0%
Total liabilities and stockholders' equity	$852,579	$12,786	$865,365		1.5%

Amounts in 000's	Q1'2014 As reported	Adjustments	Q1 2014 As corrected		% change
Statement of Cash Flows
Cash flows from operating activities:
Net Income	$72,883	$8,121	$81,004		11.1%
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible asset	$11,931	(11,931)	$—		-100.0%
Change in fair value of royalty rights - at fair value	$—	(25,307)	$(25,307)		-100.0%
Changes in assets and liabilities:
Accrued Income Taxes	$5,335	4,666	$10,001		87.5%
Net cash provided by operating activities	$91,779	$(24,451)	$67,328	D	-26.6%

Cash flows from investing activities:
Purchase of intangible assets	$—	$—	$—		0.0%
Purchase of royalty rights	$—	—	$—		0.0%
Proceeds from royalty rights - at fair value	$—	24,451	$24,451		100.0%
Net cash used in Investing Activities	$(50,000)	$24,451	$(25,549)	D	-48.9%

A	Changes represent the addition or removal of entire line item or a reclassification. This affect on total revenues is below our materiality threshold.

B
Change is the result of the removal of the entire cost of royalty revenues line item. As shown under Qualitative Considerations and the graphs below, the change does not have a material impact on trends in net income.

C
The change impacts several financial statement captions. However, the change in net income for this period is below our quantitative materiality threshold, although we noted the change exceeded 10% in the line item. The Company, the Audit Committee of the Board of Directors, shareholders, noteholders and other users assess the Company’s performance based on total revenues and net income. While net income is an indicator of the Company’s ability to service its debt and to pay dividends and as the correction to net income produces a change that exceeds 10% for the three month period ended March 31, 2014 it is noted that this is primarily the result of change in a non-cash income statement line. While the change is slightly in excess of 10%, management has concluded the error identified does not constitute a material error for the period presented, nor does it prohibit the Company’s ability to service its debt or to pay dividends. Further, as noted above, this error for the projected year ending December 31, 2014 represents a change of less than 5% in net income and does not cause us to meet or exceed revenues and net income targets as contemplated by sell-side analysts as seen in the table below

D
There is no net impact to the statement of cash flows. The Company, the Audit Committee to the Board of Directors, shareholders, noteholders and other users are focused on the Company’s ability to service the Company’s debt and to continue to pay quarterly dividends and do not assess the Company’s performance based on operating cash flow metrics. As the error identified has a no impact on total cash flows for the period, these changes are not considered material.

Q2 2014 considerations
The following table summarizes the impact to the income statement line items impacted by the error for the quarter and year-to-date periods ending June 30, 2014. As the error will be corrected in Q2 2014, the statements of cash flows for the three and six month periods ended June 30, 2014, and the condensed consolidated balance sheet as of June 30, 2014, will be correct as reported.

Amounts in 000's		3 months ended June 30, 2014, prior to 2013 and Q1 2014 adjustments		Correction of Prior Period Errors		3 months ended June 30, 2014 as corrected				% change
Income Statement
Revenues:
Royalties from Queen et al. patents	[	* * *	]	$(23,637)	[	* * *	]	A	[	* * *	]
Royalty rights - change in fair value	[	* * *	]	25,306	[	* * *	]	A	[	* * *	]
License and other	[	* * *	]	—	[	* * *	]		[	* * *	]
Total revenues	[	* * *	]	1,669	[	* * *	]		[	* * *	]
Operating expenses:
Cost of royalty revenues	[	* * *	]	11,931	[	* * *	]	B	[	* * *	]
General and administrative	[	* * *	]	(814)	[	* * *	]	B	[	* * *	]
Total operating expenses	[	* * *	]	11,117	[	* * *	]	B	[	* * *	]
Operating income	[	* * *	]	12,786	[	* * *	]	B	[	* * *	]
Non-operating income (expense):
Total non-operating income (expense)	[	* * *	]	—	[	* * *	]		[	* * *	]
Income before taxes	[	* * *	]	12,786	[	* * *	]		[	* * *	]
Income tax expense	[	* * *	]	(4,666)	[	* * *	]		[	* * *	]
Net income	[	* * *	]	$8,120	[	* * *	]	C	[	* * *	]

Net income per share
Basic	[	* * *	]	$0.05	[	* * *	]		[	* * *	]
Diluted	[	* * *	]	$0.05	[	* * *	]		[	* * *	]

A	We noted that the change to total revenues is only 1.1%. This is within the Company’s materiality threshold.

B
Change is primarily the result of the removal of the entire cost of royalty revenues line item. This change includes $814 thousand which represents the expensing of previously capitalized transaction costs. As shown in the graphs below, the change does not have a material impact on trends on net income. Further, the difference in reported net income subsequent to the correction is within our materiality threshold.

C
Changes in these line items are driven by the discussions in A and B above. While the changes exceed 5%, as shown in the graphs below, these changes do not have a material impact on trends in the Company’s revenues, net income or earnings per share. Further these changes are not in excess of the materiality threshold nor did the error cause us to meet or exceed revenues and net income targets as contemplated by sell-side analysts as seen in the table below.

Amounts in 000's		6 months ended June 30, 2014 prior to 2013 and Q1 2014 adjustments		Correction of Prior Period Errors		6 months ended June 30, 2014 as corrected				% change
Income Statement
Revenues:
Royalties from Queen et al. patents	[	* * *	]	$(23,637)	[	* * *	]	A	[	* * *	]
Royalty rights - change in fair value	[	* * *	]	25,306	[	* * *	]	A	[	* * *	]
License and other	[	* * *	]	—	[	* * *	]		[	* * *	]
Total revenues	[	* * *	]	1,669	[	* * *	]		[	* * *	]
Operating expenses:
Cost of royalty revenues	[	* * *	]	11,931	[	* * *	]	B	[	* * *	]
General and administrative	[	* * *	]	(814)	[	* * *	]		[	* * *	]
Total operating expenses	[	* * *	]	11,117	[	* * *	]	B	[	* * *	]
Operating income	[	* * *	]	12,786	[	* * *	]	B	[	* * *	]
Non-operating income (expense):
Total non-operating income (expense)	[	* * *	]	—	[	* * *	]		[	* * *	]
Income before taxes	[	* * *	]	12,786	[	* * *	]	C	[	* * *	]
Income tax expense	[	* * *	]	(4,666)	[	* * *	]	C	[	* * *	]
Net income	[	* * *	]	$8,120	[	* * *	]	C	[	* * *	]

EPS:
Basic	[	* * *	]	$0.05	[	* * *	]		[	* * *	]
Diluted	[	* * *	]	$0.05	[	* * *	]		[	* * *	]

A
The changes in royalty revenues value are driven by both the turnaround impact from 2013 and the needed correction from the quarter ended March 31, 2014. The change in total revenues is approximately $1.7 million and represents 0.6% of revenues recognized during the period. This is within the Company’s materiality threshold. As shown in the graphs in the next section of this memo, the correction of the 2013 error in the second quarter of 2014 does not have a material impact on trends in the Company’s revenues.

B
The change is primarily the result of the removal of the entire cost of royalty revenues line item. This change also includes $814 thousand which represents the expensing of previously capitalized transaction costs. As shown in the graphs below, the change does not have a material impact on trends in revenue or net income. Further, total revenues and net income subsequent to the correction is within the materiality threshold.

C
The change impacts several financial statement captions. However, the change in net income for this period is below our quantitative materiality threshold. The Company, the Audit Committee of the Board of Directors, shareholders, noteholders, and other users assess the Company’s performance based on revenue and net income. As the error identified does not have an impact on total cash flows for the period, nor does it prohibit the Company’s ability to service its debt and to pay dividends, these changes are not considered material.

Qualitative Considerations

For all listed entities, and in particular for SEC registrants, a company is to consider that in SAB 99 and SAB 108, the SEC staff expressed its view that the assessment of the materiality of errors should consider both qualitative and quantitative considerations and discusses more specific aspects of the qualitative considerations. Qualitative factors that the entity should consider in assessing an item’s materiality include, among others, (i) analysts’ consensus expectations, (ii) demonstrated stock price volatility and (iii) potential market reaction to misstatement.

When evaluating whether uncorrected misstatements are material in the aggregate, it generally is not reasonable to expect that the entity or those charged with governance can anticipate any specific market reactions to a particular level of earnings or to other financial measures. The SEC staff has indicated (i) the mere fact that the market may react one way or another is not necessarily the guide as to what is material, (ii) there has to be a well-established pattern of market reaction to news before causes for such market reaction can be judged (the SEC gave an example of a well-established pattern where, for the last six quarters, a positive or negative variance of one cent in actual EPS compared to expectations, led to a 20 percent change-positively or negatively-in stock market value), and (iii) the entity is not supposed to speculate or guess at market reactions.

The following graphs present the impact of the error to the trends in the Company’s total revenues, net income and earnings per share. In completing the qualitative considerations discussed below, the Company considered the minor impacts to trends as noted below.

The following graphs presents the as recorded and as adjusted trends in revenues, net income and earnings per share (EPS) on an annual and quarterly basis:

Annual Trends in Revenues and Net Income
510,000
410,000
310,000
210,000
110,000
10,000
2011
2012
2013
2014 (6 month actual + 6 month projected)
Revenue
Adjusted Revenue
Net Income
Adjusted Net Income

Quarterly Trends in Revenues and Net Income
160,000
150,000
140,000
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Revenue
Adjusted Revenue
Net Income
Adjusted Net Income

In addition to the trend analysis performed above, the Company considered the following qualitative factors when assessing whether the aggregate errors identified for the matters described above and impacting the year ended December 31, 2013, the interim period ended March 31, 2014 and the year ending December 31, 2014 warrant a correction to amounts previously reported and filed with the SEC on Form 10-K and Form 10-Q and to be filed with the SEC on Form 10-Q for the three and six month periods ended June 30, 2014:

1.	Affects the entity’s compliance with covenants under debt or similar agreements, regulatory requirements or contractual requirements of operating and other agreements
The Company is required to maintain compliance with certain customary and routine financial covenants under its debt arrangements. The misstatements under discussion did not impact the Company’s compliance to debt covenants. For regulatory requirements, see response to item 14.

2.
Relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements

While the misstatement does relate to the incorrect application of GAAP, the effect of the error has an immaterial effect on the 2013 annual consolidated financial statements and the Q1 2014 interim condensed consolidated financial statements. The correcting adjustments will be affected in Q2 2014. That correction will not have a material effect on that period nor is it anticipated to materially affect our full year 2014 financial statements.

3.	Disguises a change in earnings or other trends, especially in the context of general economic and industry conditions
No. The impact does not mask balance sheet trends or impact on trends in revenue, net income or EPS. Refer to trend analysis included above.

4.	Increases management compensation or creates an award that otherwise would not have been achieved
The misstatements did not increase management compensation or create an award that otherwise would not have been achieved.

5.	Is significant with regard to our understanding of known previous communications to users of the financial statements (e.g., in relation to forecast earnings)
Outside of its filings with the SEC on Forms 10-K and 10-Q and the Company’s earnings releases furnished to the SEC on Form 8-K on the same date that the Company files the respective Form 10-K or 10-Q, the Company provides limited forward looking financial information to users of the financial statements. This financial information is limited to quarterly revenue guidance that is furnished on Form 8-K in the first part of the third month of each quarter (e.g. revenue guidance for Q4 ’13 was released on December 10, 2013 and for Q1 ’14 revenue guidance was released on March 11, 2014). The misstatement does not have a significant impact on revenues or trends in revenues as they relate to previous communications. Refer to trend analysis included above. See response to item 6 below.

6.	Affects key metrics monitored by analysts or other key users of the financial statements
The error noted above does not have a significant impact on key metrics or trends in the consolidated financial statements relied upon by management, its Audit Committee of the Board of Directors, its shareholders, noteholders and other users. Refer to trend analysis included above.

7.	Relates to items involving related parties or known users
The error does not relate to items involving related parties or known users of the financial statements.

8.	Relates to sensitive matters
The error does not relate to matters that we consider to be sensitive in nature.

9.
Causes the disclosures to not be adequate or omit information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users’ understanding of the financial position, financial performance or cash flows of the entity or conveys something in a false or misleading manner

While the Company’s disclosures regarding the accounting for the Transaction will change significantly, the disclosures regarding the underlying economics of the Transaction, cash flows to be realized from the Transaction and the information needed by users of the financial statements to understand the potential impact of the Transaction will not change significantly. Further, the disclosures relative to the Transaction as included in the Company’s Form 10-K for the year ended December 31, 2013 or in the Company’s consolidated financial statements included in the Form 10-Q for the quarter ended March 31, 2014 do not convey the substance of the Transaction in a false or misleading manner. See below for updated disclosures.

In addition to the change in disclosure regarding the Transaction discussed above, the following table presents the differences in the classification and presentation of the Transaction and related activities within the Company’s consolidated balance sheet, income statement and statement of cash flows under the intangible asset model and the financial asset model.

	Intangible asset model	Financial asset model
Balance sheet presentation	Acquired asset classified as non-current asset	Acquired asset classified as non-current asset. Change in asset description. Accounted for at its fair value.
Income statement presentation	Royalties received recorded as royalty revenues. Amortization of assets reported as cost of royalty revenues.
Change in fair value of the asset recorded as a separate revenue line item. The change in fair value includes both recognized and unrecognized royalties and the change in carrying value of the underlying asset.

Cash flows presentation	Cash paid to acquire the asset presented as an investing activity. Royalty cash flows received presented as an operating activity.
The revenue recognized each period related to this asset will be reported as an adjustment to net income in order to determine net cash provided by (used in) operating activities in our consolidated statements of cash flows. Actual cash received will be reported as an investing cash inflow in our consolidated statements of cash flows, separate from cash used in investing activities to purchase the asset in 2013.

10.
Affects other information that will be communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements

The error does not affect information that will be communicated to users of the financial statements outside of filings with the SEC on Forms 10-K and 10-Q.

11.	Affects segment information presented in the financial statements
Not applicable as the Company operates in a single segment.

12.	May have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)
The error had an immaterial effect on the 2013 annual consolidated financial statements and both the Q1 2014 and Q2 2014 interim condensed consolidated financial statements and we do not believe it will have a material affect on the 2014 annual consolidated financial statements (refer to information presented above showing the impact of correcting the error as compared to the projected financial results for the year ending December 31, 2014).

13.	Whether the misstatement(s) changes a loss into income or vice versa
Misstatement does not change a loss into income or vice versa.

14.	Statutory or regulatory reporting requirements that affect materiality thresholds
The misstatement under discussion does not impact the Company’s compliance with any of its FDA or SEC requirements. In relation to the Company’s compliance with securities law, based on the considerations and analyses performed and discussed in this memo, management and the Company’s general counsel believe that the misstatement does not impact the Company’s compliance with securities laws.

15.	The significance of the financial statement element affected by the misstatement
While the description of certain financial statement lines or captions will be modified as a result of accounting for the acquired asset as a financial asset rather than intangible assets, the error does not result in a material impact to the consolidated financial statements for any period impacted.

16.	The definitive character of the misstatement
The error resulted from the improper application of GAAP to a highly complex financial instrument for which no identified GAAP standard was specifically on point. Upon determination of the most appropriate/preferable accounting model, the nature of the misstatement was determinable and could be readily quantified and accounted for.

17.	The motivation of management with respect to the misstatement
The misstatement resulted from an incorrect application of GAAP to a complex financial instrument for which there is no specific guidance that applies specifically to the Transaction for which considerable judgment is required to determine the appropriate accounting for and presentation of the asset acquired, revenues earned and cash flows to be received.

The misstatement was not intentional and there is no perceived or identified motivation by management to misstate the financial results for any period impacted. In addition, the error did not impact bonuses or other compensation to management.

18.	The existence of offsetting effects of individually significant but different misstatements
There were no offsetting amounts for all periods presented.

19.	The cost of making the correction
The Company has concluded that the misstatement would not impact the users of the consolidated financial statements assessments with respect to the Company’s performance during the impacted periods. Accordingly, the consideration of the internal and external costs to correct impacted financial periods was not a determining factor in assessing whether the prior period financial statements should be corrected for the misstatement identified.

We acknowledge that SAB 99 is primarily utilized in cases where financial statement misstatements are relatively small, quantitatively, but that the qualitative factors involved make the item material. Consistent with the concepts discussed in “Remarks Before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” by Todd Hardiman, Associate Chief Accountant, Division of Corporation Finance, qualitative factors can cause errors that are quantitatively large to be immaterial. While the “total mix” of information includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the users of our financial statements would view each impacted financial statement item. The FASB has also made clear that magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. Given the discussion above, the Company does not believe that the adjustments have a qualitatively material impact on the Company’s consolidated financial statements.

Conclusion

Based on all of the quantitative and qualitative facts and circumstances that the Company has considered, the Company does not believe that the errors discussed in this memo meet the significant qualitative and quantitative criteria as discussed from a SAB 99 and SAB 108 perspective, for any of the periods impacted by the error, including the impact of correcting the errors in the year-ending December 31, 2014 or the quarter ended June 30, 2014, and therefore do not necessitate a restatement of any prior periods’ financial statements.

SAB 99 requires both quantitative and qualitative considerations of materiality. Faced with an unadjusted error that could be perceived as a large quantitative impacts on net income ($8.1 million or 11.1%) for the quarter ended March 31, 2014, our analysis next focused on whether the size of the error would impact the judgment of a reasonable person relying upon the information and whether qualitative factors existed that made the size of the error not important. The determination of materiality requires a significant amount of judgment. As management, we believe we, along with our Audit Committee of the Board of Directors, are best-suited to make the judgments that are unique to our facts and circumstances. We understand our industry and communicate with our shareholders and analysts on a frequent basis and understand what they would include in the “total mix” of information made available to them and relied upon that understanding in our assessment of materiality. We assert those primary items to be our cash flow generated from both our Queen et al. patents and our other revenue/income generating assets and our net income. Based on the facts and circumstances outlined above, including the fact that the adjustments are non-cash changes, we do not believe the adjustments would have changed the judgment of a reasonable person or influenced the decision of a reasonable investor and, therefore, determined the errors were not material to our consolidated or condensed consolidated financial statements for the periods in question.

The correction of the error will be reported in the Company’s June 30, 2014 Form 10-Q.

Disclosure considerations

The disclosure presented below is provided to highlight the significant disclosures related to this transaction, including the ongoing accounting and presentation considerations, but are not intended to represent the entirety of the disclosure requirements for any given footnote for which this Transaction is only a part:

ITEM 1. FINANCIAL STATEMENTS:

PDL BIOPHARMA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	**2013**	**2014**	**2013**
Revenues				
Royalties from Queen et al. patents	$ —	$ —	$ —	$ —
Royalties				
Royalty rights - change in fair value	—	—	—	—
License and other	—	—	—	—
Total revenues	—	—	—	—
Operating expenses:				
Cost of royalty revenues (amortization of intangible assets)	—	—	—	—
General and administrative	—	—	—	—
Total operating expenses	—	—	—	—
Operating income	—	—	—	—

PDL BIOPHARMA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	June 30, 2014 (unaudited)	December 31, 2013 (Note 1)
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Short-term investments	—	—
Receivables from licensees and other	—	—
Deferred tax assets	—	—
Notes receivable	—	—
Prepaid and other current assets	—	—
Total current assets	—	—
Property and equipment, net	—	—
Royalty rights - at fair value	—	—
Notes and other receivables, long-term	—	—
Long-term deferred tax assets	—	—
Other assets	—	—
Intangible assets	—	—
Total assets	$ —	$ —

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

1.	Summary of Significant Accounting Policies

Royalty rights - at fair value

We have elected to account for our investments in royalty rights at fair value with changes in fair value presented in earnings. The fair value of the investments in royalty rights is determined by using a discounted cash flow analysis related to the expected future cash flows to be received. These assets are classified as Level 3 assets within the fair value hierarchy as our valuation estimates utilize significant unobservable inputs, including estimates as to the probability and timing of future sales of the related products. Transaction related fees and costs are expensed as incurred.

Realized and unrealized gains and losses from investments in royalty rights are presented together on the statements of income as a component of revenue under the caption, “Royalty rights - change in fair value.”

Correction of Immaterial Error

As disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, we disclosed that PDL was engaged in ongoing discussions with the SEC staff after receiving a comment letter regarding the Company's consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The comment letter requested additional information about the Company’s accounting for the Depomed Royalty Agreement. The Company was asked to support its position and explain why the transaction was accounted for as the acquisition of intangible assets as opposed to that of financial assets. While significant judgment is required to account for this transaction as either the acquisition of intangible assets or financial assets, we have concluded that it is most appropriate to account for the asset acquired as a Level 3 financial asset, which is a change to the previously reported accounting for this transaction. PDL has elected to measure this asset at fair value each reporting period. The change in the estimated fair value of this asset at each reporting period will be shown on a single caption, “Royalty rights - change in fair value” in our condensed consolidated statements of income. The purchase of this asset will be reported as an investing activity in our consolidated statements of cash flows. The revenue recognized each period related to this asset will be reported as an adjustment to net income in order to determine net cash provided by (used in) operating activities in our consolidated statements of cash flows. Actual cash received will be reported as an investing cash inflow in our consolidated statements of cash flows, separate from cash used in investing activities to purchase the asset in 2013. The Company reviewed the impact of this change in accounting on prior annual and interim periods in accordance with SAB no. 99, Materiality and SAB No. 108, Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements and determined that the changes were not material for the period from October 18, 2013 (acquisition date) through March 31, 2014, did not represent a material impact to our consolidated financial statements in either our previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or our previously filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.

We evaluated the materiality of correcting the cumulative error in the quarter ended June 30, 2014.  Based on such evaluation, we concluded that the correction is not material to the consolidated financial statements for this period.  Accordingly, we corrected the cumulative error in our condensed consolidated statement of income for the quarter ended June 30, 2014 as follows:  (i) $1.7 million increase in total revenues, (ii) $12.8 million increase in pre-tax income, (iii) $8.1 million increase in net income.  The impacts to our condensed consolidated balance sheet at June 30, 2014 and the statements of cash flows for the six-months ended June 30, 2014 were not material.

Therefore we determined that a retrospective revision of our prior consolidated financial statements due to the correction of an error was not required. The correction has been reflected in the current quarter ended June 30, 2014 as a component of “Royalty rights - change in fair value” in our condensed consolidated statements of income.

For the period ended December 31, 2013 (in thousands)
Amounts in 000's	As Filed	Adjustments	As Corrected	% Change
Total Revenues	$442,921	$190	$443,111	0.0%
Operating Income	$407,529	$5,013	$412,542	1.2%
Pre-tax Income	$401,876	$5,013	$406,889	1.2%
Net Income	$264,530	$3,184	$267,714	1.2%
EPS:
Basic	$1.89	$0.02	$1.91	1.1%
Diluted	$1.66	$0.02	$1.68	1.2%

For the period ended March 31, 2014 (in thousands)
Amounts in 000's	As Filed	Adjustments	As Corrected	% Change
Total Revenues	$139,664	$1,669	$141,333	1.2%
Operating Income	$123,151	$12,786	$135,937	10.4%
Pre-tax Income	$115,604	$12,786	$128,390	11.1%
Net Income	$72,883	$8,121	$81,004	11.1%
EPS:
Basic	$0.48	$0.05	$0.53	10.4%
Diluted	$0.44	$0.05	$0.49	11.4%

3. Fair Value Measurements

Royalty rights - at fair value

Depomed Royalty Agreement

On October 18, 2013, PDL entered into the Depomed Royalty Agreement, whereby the Company acquired the rights to receive royalties and milestones payable on sales of five different Type 2 diabetes products licensed by Depomed in exchange for a $240.5 million cash payment. Total arrangement consideration was $241.3 million, which was comprised of the $240.5 million cash payment to Depomed and $0.8 million in transaction costs.

The rights acquired include Depomed’s royalty and milestone payments accruing from and after October 1, 2013: (a) from Santarus with respect to sales of Glumetza® (metformin HCL extended-release tablets) in the United States; (b) from Merck with respect to sales of Janumet® XR (sitagliptin and metformin HCL extended-release); (c) from Janssen Pharmaceutica with respect to potential future development milestones and sales of its investigational fixed-dose combination of Invokana® (canagliflozin) and extended-release metformin; (d) from Boehringer Ingelheim with respect to potential future development milestones and sales of the investigational fixed-dose combinations of drugs and extended-release metformin subject to Depomed’s license agreement with Boehringer Ingelheim; and (e) from LG Life Sciences and Valeant Pharmaceuticals for sales of extended-release metformin in Korea and Canada, respectively.

Under the terms of the Royalty Purchase and Sale Agreement, the Company will receive all royalty and milestone payments due under license agreements between Depomed and its licensees until the Company has received payments equal to two times the cash payment it made to Depomed, after which all net payments received by Depomed will be shared evenly between the Company and Depomed.

The Royalty Purchase and Sale Agreement terminates on the third anniversary following the date upon which the later of the following occurs: (a) October 25, 2021, or (b) at such time as no royalty payments remain payable under any license agreement and each of the license agreements has expired by its terms.

As of June 30, 2014, and December 31, 2013, the Company determined that its royalty purchase interest in Depo DR Sub represented a variable interest in a variable interest entity since the equity in Depo DR Sub was not sufficient to finance its operations without additional financing. However, the Company does not have the power to direct the activities of Depo DR Sub that most significantly impact Depo DR Sub's economic performance and is not the primary beneficiary of Depo DR Sub; therefore, Depo DR Sub is not subject to consolidation by the Company.

The asset acquired represents a single unit of accounting. The fair value of the asset acquired was determined by using a discounted cash flow analysis related to the expected future cash flows to be generated by each licensed product. This asset is classified as Level 3 asset within the fair value hierarchy, as our valuation utilized significant unobservable inputs, including estimates as to the probability and timing of future commercialization for products not yet approved by the FDA or other regulatory agencies. The discounted cash flow was based upon expected royalties from sales of licensed products over periods up to nine years. The discount rates utilized ranged from approximately 21% to 25%. Significant judgment is required in selecting appropriate discount rates. Should these discount rates increase or decrease by 5%, the fair value of these assets could decrease by $17.7 million or increase by $28.2 million, respectively. A third-party expert was engaged to assist management with the development of its estimates of the expected future cash flows. An evaluation of those estimates, discount rates utilized and general market conditions effecting fair market value will be performed in each reporting period.

As of June 30, 2014, and December 31, 2013, the carrying value of the asset acquired in our consolidated balance sheets was approximately $231.6 million and $235.7 million, respectively. As of June 30, 2014, the maximum loss exposure was $231.6 million.

The following tables summarize the changes in Level 3 assets and the gains and losses included in earnings for the six months ending June 30, 2014:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Royalty Rights - At Fair Value	
Opening balance:	$	—
Transfer into Level 3		—
Transfer out of Level 3		—
Total gains or losses for the period		
Included in earnings		—
Included in other comprehensive income		—
Purchases, issues, sales, and settlements		
Purchases		—
Issues		—
Sales		—
Settlements		—
Closing balance:	$	—

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REULTS OF OPERATIONS

Critical Accounting Policies and Uses of Estimates

During the six months ended June 30, 2014, there is one significant change to our critical accounting policies since those presented in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2013 as follows:

Royalty rights - at fair value

We account for our acquired royalty rights at their estimated fair value. The estimated fair value of the royalty rights acquired is determined by using a discounted cash flow analysis related to the expected future cash flows to be received. These assets are classified as Level 3 assets, as our valuation estimates utilize significant unobservable inputs, including estimates as to the probability and timing of future sales of the related products and discount rates applied to each cash flow in the asset Related transaction fees and costs are expensed as incurred.

Realized and unrealized gains and losses from investments in royalty rights are presented together on the statement of income as a single component of revenue under the caption, “Royalty rights - change in fair value.”

We receive royalty payments based upon net sales of the covered products. Generally, under these agreements we receive royalty reports and payments approximately one month in arrears. We recognize royalty revenues when we can reliably estimate such amounts and collectability is reasonably assured.

Please contact me at (775) 832-8505 if you have any questions.

Sincerely,

/S/ Peter S. Garcia

Peter S. Garcia
Chief Financial Officer

cc:     John P. McLaughlin, Chief Executive Officer
Danny Hart, Deputy General Counsel
Karen Bertero, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP